Mail Stop 7010




January 19, 2006


Via U.S. mail and facsimile

Mr. Richard L. Magee
General Counsel
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, NC 28209

Re: 	EnPro Industries, Inc.
Registration Statement on Form S-3
Filed January 4, 2006
File No. 333-130857

Dear Mr. Magee:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of Registration Statement

1. We note that each share of common stock you register will include
a preferred stock purchase right. These rights must be registered separately. Please revise accordingly.
2. Please be advised that Rule 416 may not be used to register for resale an indeterminate amount of shares resulting from the operation of a conversion formula.  The anti-dilution provisions
contemplated
by Rule 416 are those that are in the nature of stock splits, dividends and the like. You must make a good-faith estimate of the number of share you may issue upon conversion to determine the amount
you may register for resale.  If the actual number of shares issued
is greater than the amount registered, you must file a new registration statement to resell the additional shares. Please see
Interpretation 3.S. of the Securities Act section of the March
1999
Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov. Please revise footnote (6) to your fee table accordingly.

Selling Security Holders, page 23

3. If a selling security holder is not a natural person, please disclose the natural person or persons with dispositive voting or investment control. Please see Interpretation 4.S. of the Regulation
S-K section of the March 1999 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

4. We note the disclosure in the second sentence of footnote (7) to your selling security holders table. It does not appear that the referenced disclosure regarding the "underwriters" is provided in the
Plan of Distribution section.  Please revise accordingly.

Description of the Debentures, page 26

5. Please revise the third and fourth sentences of the second paragraph to remove the implication that investors do not have rights relating to the description of the debentures in your prospectus.

Exhibit 5

6. Please have counsel revise its legal opinion to opine that each preferred stock purchase right is a legal, binding obligation of your company and enforceable against your company.

7. We note the disclaimer set forth in the last sentence of the second last paragraph of the legal opinion. Please have counsel revise its legal opinion to indicate that the legal opinion speaks through the effective date of your registration statement by either revising this disclaimer or by filing another opinion dated the effective date.
*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Stephen M. Lynch
Robinson, Bradshaw & Hinson, P.A.
101 North Tryon Street, Suite 1900
Charlotte, NC 8246
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Mr. Richard L. Magee
EnPro Industries, Inc.
January 19, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE